Exhibit 21

SUBSIDIARIES

OF

CHESAPEAKE ENERGY CORPORATION

Oklahoma Corporation

Corporations	State of Organization
Chesapeake Energy Louisiana Corporation	Oklahoma
Chesapeake Energy Marketing, Inc.	Oklahoma
Chesapeake Operating, Inc.	Oklahoma
Diamond Y Enterprise, Incorporated	Pennsylvania
Gene D. Yost & Son, Inc.	Oklahoma
Nomac Drilling Corporation	Oklahoma

Limited Liability Companies	State of Formation
Bluestem Gas Services, L.L.C.	Oklahoma
Carmen Acquisition, L.L.C.	Oklahoma
Chesapeake Appalachia, L.L.C.	Oklahoma
Chesapeake Exploration, L.L.C.	Oklahoma
Chesapeake Land Company, L.L.C.	Oklahoma
Chesapeake Royalty, L.L.C.	Oklahoma
CHK Holdings, L.L.C.	Oklahoma
Gothic Production, L.L.C.	Oklahoma
Hawg Hauling & Disposal, LLC	Delaware
Hodges Trucking Company, L.L.C.	Oklahoma
MC Mineral Company, L.L.C.	Oklahoma
MidCon Compression, L.L.C.	Oklahoma

Partnerships
Chesapeake Louisiana, L.P.	Oklahoma